UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") announces the issuance of its first bond linked to ESG (environmental, social and governance) criteria. Reaching an amount of over R$ 1.2 billion, it is the largest issuance of a sustainability-labelled bond ever made by a Brazilian private bank.

The private offering was registered under a Financial Note (Letra Financeira), maturing in 30 months and priced at a yield to investor of CDI+0.60% per annum.

The resources will fund new and existing projects and assets in areas that contribute to the transition to a low-carbon economy, such as energy and operational efficiency, renewable energy, clean transport and green buildings.

Bradesco’s Climate Finance Framework (available at www.bradescosustentabilidade.com.br) will guide the investment and management of the proceeds. The consultancy Sitawi has reviewed the Framework and has confirmed in their Second Party Opinion that it is aligned with main international references for sustainable financial instruments.

The disbursements and positive impacts generated by the invested assets, mainly in terms of avoided carbon emissions, will be monitored and annually disclosed by Bradesco.

Cidade de Deus, Osasco, SP, December, 23, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.